OPERATING AGREEMENT

FOR

<u>**REFLECT APP, LLC**</u>
a Delaware Limited Liability Company

This Operating Agreement of Reflect App, LLC, a Delaware limited liability company (the "<u>Company</u>"), is entered into as of the earlier of (a) the last date set forth on the signature page(s) hereto or (b) the date of filing of the Certificate of Formation of the Company, by the Members listed on <u>Exhibit A</u> attached hereto and such other persons that may be admitted as Members from time to time to the Company in accordance with this Agreement (the "<u>Members</u>").

The Company has been formed as a limited liability company pursuant to the Delaware Limited Liability Company Act (the "<u>Act</u>") by the filing of a Certificate of Formation in the office of the Secretary of State of the State of Delaware on or about the date hereof. The Members desire to enter into this Agreement to provide terms to govern the Company. Therefore, the Members hereby agree as follows:

ARTICLE I
NAME, PURPOSE AND
PRINCIPAL OFFICE OF COMPANY

ARTICLE 1.1. <u>Name</u>. The name of the Company is "Reflect App, LLC." The affairs of the Company shall be conducted under such name or such other name(s) as the Managers, in the Managers' discretion, shall determine.

ARTICLE 1.2. <u>Agreement</u>. This Agreement shall constitute the "Limited Liability Company Agreement" (as that term is used in the Act) of the Company effective as of the date set forth above. The rights, powers, duties, obligations and liabilities of the Members shall be determined pursuant to the Act and this Agreement. It is the express intention of the Members that this Agreement shall be the sole statement of agreement among the Members.

ARTICLE 1.3. <u>Powers</u>.

(a) <u>Authority</u>. The Company may engage in any lawful act or activity for which a limited liability company may be organized under the Act.

(b) <u>Powers</u>. Subject to all of the terms and provisions hereof, the Company shall have all powers necessary, suitable or convenient for the accomplishment of its purposes, including all of the powers available to it as a limited liability company under the Act.

(c) <u>Primary Business of the Company</u>. The Company has been formed for the purpose of conducting any business that may lawfully be conducted by a limited liability company formed under the Act. The Company shall have all of the powers granted to a limited liability company under the laws of the State of Delaware. The Company may engage in such activities, directly or indirectly, through one or more subsidiaries or related entities. Notwithstanding the foregoing, the Company may engage in whatever business activities that the Managers may

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determine to undertake, provided that such activities may be undertaken by a limited liability company under the Act.

(d)   Title to Company Property. All property owned by the Company shall be deemed to be owned by the Company as an entity, and no Member, individually, shall have any ownership interest in any such property.

(e)   Failure to Observe Formalities. A failure to observe any formalities or requirements of this Agreement, the Certificate or the Act shall not be grounds for imposing personal liability on the Members or the Managers for liabilities of the Company.

(f)   No Partnership Intended for Nontax Purposes. The Members have formed the Company under the Act, and expressly deny any intent hereby to form a partnership under Delaware law, including a partnership under the Delaware Revised Uniform Limited Partnership Act, or a corporation under the Delaware General Corporate law. Except for purposes of federal, state and local taxes, the Members shall not be partners to one another, or partners to any third party.

ARTICLE 1.4. Registered Agent for Service of Process. The Company will continuously maintain with the State of Delaware an agent for service of process, which agent shall be named in the Certificate, as it may be amended from time to time. The Managers may change the agent for service of process as the Managers from time to time may determine.

ARTICLE 1.5. Principal Office. The principal office of the Company shall be located in such place as the Managers may determine. The Managers may change the location of the principal office of the Company at any time.

ARTICLE 1.6. Definitions.

(a)   Act. This term shall have the meaning ascribed to it in the preamble.

(b)   Additional Members. This term shall have the meaning ascribed to it in Article 3.3.

(c)   Agreement. This Operating Agreement of Reflect App, LLC, a Delaware limited liability company.

(d)   Capital Account. This term shall have the meaning ascribed to it in Article 6.1.

(e)   Capital Contribution. The total amount of cash and the fair market value of property (as determined by the Managers in good faith) contributed to the Company by the Members.

(f)   Certificate. The Certificate of Formation of the Company.

(g)   Code. The Internal Revenue Code of 1986, as amended from time to time (and any corresponding provisions of succeeding law).

(h)   <u>Company</u>. This term shall have the meaning ascribed to it in the preamble.

(i)   <u>Fiscal Year</u>. This term shall have the meaning ascribed to it in Article 6.2(a).

(j)   <u>Interest</u>. A Member's interest in the Company as a Member (and the economic rights associated with such Interest as determined under this Agreement). The Interests of a Member shall be represented by Units, as set forth on <u>Exhibit A</u>, as it may be amended from time to time by the Managers.

(k)   <u>Majority Interest</u>. The Members holding a majority of the Percentage Interests.

(l)   <u>Managers</u>. The Managers designated pursuant to Article 4.1(c) or any other persons that succeeds the Managers as Managers of the Company. If there is only one Manager then Managers shall mean the sole Manager.

(m)   <u>Members</u>. This term shall have the meaning ascribed to it in the preamble.

(n)   <u>Net Income and Net Loss</u>. This term shall have the meaning ascribed to it in Article 6.2(b).

(o)   <u>Partnership Representative.</u> This term shall have the meaning ascribed to it in Article 14.12.

(p)   <u>Percentage Interest</u>. The percentage interests of the Members are set forth on <u>Exhibit A</u>. The percentage interest of a Member shall be expressed as a percentage determined by dividing the number of Units held by the Member by the total number of Units outstanding.

(q)   <u>Treasury Regulations</u>. The income Tax Regulations promulgated under the Code, as such Treasury Regulations may be amended from time to time (including corresponding provisions of succeeding Treasury Regulations).

ARTICLE II
TERM AND TERMINATION OF THE COMPANY

ARTICLE 2.1. <u>Term</u>. The term of the Company commenced on the filing of the Certificate, and the Company shall continue until terminated pursuant to the terms of this Agreement or by operation of law.

ARTICLE 2.2. <u>Termination</u>. The Company shall terminate upon the written consent of the Managers and the affirmative vote or written consent of a Majority Interest.

ARTICLE III
MEMBERS; CHANGES IN MEMBERSHIP

ARTICLE 3.1. <u>Authorization and Issuance of Units</u>. The Company shall be authorized to issue Ten Million (10,000,000) Units. The Company shall not issue additional classes of Units or issue Units in excess of the authorized number without the written consent of the Managers and the affirmative vote or written consent of a Majority Interest.

ARTICLE 3.2. <u>Current Members</u>. The persons listed on <u>Exhibit A</u> are admitted as the Members of the Company as of the date of this Agreement. <u>Exhibit A</u> shall set forth the amount of Capital Contributions made by the Members, the number of Units and the Percentage Interests of the Members.

ARTICLE 3.3. <u>Admission of Additional Members</u>. Persons may be admitted to the Company as additional members ("<u>Additional Members</u>") on such terms and conditions as shall be determined by the Managers. The Managers shall reflect the admission of such persons as Members in the records of the Company on <u>Exhibit A</u>. Each new Member shall be admitted only upon execution of this Agreement or an appropriate amendment to it in which such new Member agrees to be bound by the terms and provisions of this Agreement, as may be modified by that amendment and upon such Member's contribution of such assets, if any, as required by the Managers. The Managers shall be authorized, without the prior consent of the Members, to update <u>Exhibit A</u> to this Agreement from time to time to reflect changes thereon, including the transfer of Units, the issuance of additional Units to the Members, the withdrawal of Members or adding Additional Members. Admission of Additional Members shall not cause the dissolution of the Company.

ARTICLE 3.4. <u>Withdrawal of a Member</u>.

(a)   In the event of the withdrawal of any Member from the Company, the Percentage Interests and Capital Accounts of the withdrawing Member and the remaining Members shall be adjusted as of the date of withdrawal. No Member may be permitted to withdraw without the written consent of the Managers.

(b)   The withdrawal of a Member shall not be cause for dissolution of the Company.

ARTICLE 3.5. <u>Voting Rights</u>. All Units shall be voting. For purposes of determining the voting interest of a Member, a Member's voting power shall be based upon the number of Units held, with each Member entitled to one vote per Unit held.

ARTICLE 3.6. <u>No Certificate of Units</u>. The Company will not issue certificates for Units issued. The number of Units held by the Members shall be set forth on <u>Exhibit A</u>

ARTICLE 3.7.<u>Representations and Warranties</u>. Each Member hereby represents and warrants to the Company and each other Members as follows:

(a)   the Member has duly executed and delivered this Agreement, and it constitutes the legal, valid and binding obligation of that Member enforceable against it in accordance with its terms (except as may be limited by bankruptcy, insolvency or similar laws of general application and by the effect of general principles of equity regardless of whether considered at law or in equity);

(b)   the Member's authorization, execution, delivery, and performance of this Agreement does not and will not (i) conflict with, or result in a breach, default, or violation of, (y) any contract or agreement to which that Member is a party or is otherwise subject, or (z) any law, order, judgment, decree, writ, injunction, or arbitral award to which that Member is subject; or (ii) require any consent, approval, or authorization from, filing or registration with, or notice, any Governmental Authority or other Person, unless such requirement has already been satisfied;

(c)   the Member is familiar with the existing or proposed business, financial condition, properties, operations, and prospects of the Company; the Member has asked such questions, and conducted such due diligence, concerning such matters and concerning its acquisition of the Units as the Member has desired to ask and conduct, and all such questions have been answered to the Member's full satisfaction; the Member has such knowledge and experience in financial and business matters that the Member is capable of evaluating the merits and risks of an investment in the Company; the Member understands that owning the Units involves various risks, including the restrictions on transfer set forth in ARTICLE IX, the lack of any public market for the Units, the risk of owning the Member's Units for an indefinite period of time and the risk of losing the Member's entire investment in the Company; the Member is able to bear the economic risk of such investment; the Member is acquiring the Member's Units for investment, solely for the Member's own beneficial account and not with a view to or any present intention of directly or indirectly selling, offering, offering to sell or transfer, participating in any distribution, or otherwise transferring all or a portion of the Member's Units; and the Member acknowledges that the Units have not been registered under the Securities Act or any other applicable federal or state securities laws, and that the Company has no intention, and shall not have any obligation, to register or to obtain exemption from registration for the Units or to take action so as to permit sales pursuant to the Securities Act.

ARTICLE 3.8. Information.   Each Member is entitled to all information to which that Member is entitled to have access.   The Members agree, however, that the Managers may determine, due to contractual obligations, business concerns, or other considerations, that certain information regarding the business, affairs, properties, and financial condition of the Company should be kept confidential and not provided to some or all other Members, and that it is not just or reasonable for those Members to examine or copy that information.

ARTICLE IV
MANAGEMENT, DUTIES AND RESTRICTIONS

ARTICLE 4.1. Management.

(a)   Management of the Company by Managers.   The business, property and affairs of the Company shall be managed and all powers of the Company shall be exercised by or under the direction of the Managers. The Managers are not obligated to devote all of the Managers' time or business efforts to the affairs of the Company. The Managers shall devote whatever time, effort, and skill as the Managers deem appropriate for the operation of the Company.

(b) Powers of Managers. Subject to the express limitations contained in any provision of this Agreement, the Managers shall control the management of the business and affairs of the Company. The Managers shall have all powers necessary, convenient or appropriate for carrying out the purposes and business of the Company, including, without limitation, the power to exercise on behalf and in the name of the Company all of the powers described in the Act. The Managers may, but need not be, a Member. The Managers shall in all cases act as a group and shall have no authority to act individually, unless such authority is expressly delegated to one Manager by the Managers acting as a group, or unless otherwise set forth herein. All acts or decisions of the Managers must be unanimous, which acts or decisions may be taken at a meeting or by written consent, provided that decisions made by the Managers in the ordinary course of business and not otherwise set forth herein may be made by a majority of the Managers and need not be taken at a meeting or by written consent. Each Manager is authorized to execute any and all documents on behalf of the Company, including documents in connection with the opening of bank or brokerage accounts.

(c) Number, Term and Qualifications. The number of Managers of the Company shall be fixed at 1. The initial Managers shall be Alexander MacCaw. Each Manager shall serve until the earlier of (i) the removal of such Manager in accordance with this Agreement, (ii) such Manager's resignation, or (iii) such Manager's death or dissolution. A Manager may, but need not be, a Member. The name and address of each Manager is set forth on Exhibit B. Each Manager shall be authorized, without the prior consent of the Members, to update Exhibit B from time to time to reflect the name and address of each Manager.

(d) Resignation. A Manager may resign at any time by giving written notice to the Company and the other Managers. The resignation of a Manager shall take effect upon receipt of that notice.

(e) Removal. A Manager may be removed at any time, with or without cause, by the affirmative vote or written consent of a Majority Interest.

(f) Vacancies. Any vacancy occurring for any reason of a Manager shall be filled by the affirmative vote or written consent of a Majority Interest.

ARTICLE 4.2. No Non-Managers Participation in Management. The Members, other than Members that are Managers, shall take no part in the management of the affairs of the Company, and shall not have any power or authority to act for or on behalf of the Company except as specifically authorized by the Managers.

ARTICLE 4.3. Officers.

(a) Appointment of Officers. The Managers may at any time appoint officers to whom the Managers may delegate some or all of its duties, powers and responsibilities, including its specific powers and approval rights hereunder. The officers will serve at the pleasure of the Managers. Any individual may hold any number of offices. A Chief Executive Officer of the Company, if appointed, shall, subject to the control of the Managers, have the power to execute documents and open bank accounts on behalf of the Company and have general supervision, direction and control of the day-to-day business and affairs of the Company. The Chief Executive

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Officer shall perform other duties commonly incident to a chief executive officer of a Delaware corporation and such other powers and duties as may be prescribed by the Managers from time to time. A Secretary of the Company, if appointed, shall be responsible for filing legal documents and maintaining records for the Company. The general areas of responsibility and specific powers and duties of each officer will be determined by the Managers and may be revised from time to time.

(b) <u>Removal and Resignation of Officers</u>. Subject to the rights, if any, of an officer under a contract of employment, any officer may be removed, either with or without cause, by the Managers at any time. Any officer may resign at any time by giving written notice to the Managers. Any resignation will take effect on the date of the receipt of that notice or at any later time specified in that notice.


ARTICLE V
CAPITAL CONTRIBUTIONS


ARTICLE 5.1. <u>Capital Contributions of the Members</u>. The amount of each Member's initial Capital Contribution, if any, and the number of Units issued to each Member is set forth on <u>Exhibit A</u>. The Members, if approved by all Members entitled to vote, shall make additional Capital Contributions to the Company from time to time in amounts determined by the Managers in accordance with the Members' respective Percentage Interests. The Capital Contributions will be in the form of cash or property. The amount of the Capital Contributions shall be set forth on <u>Exhibit A</u>. In the event that a Member does not make its additional Capital Contributions required by this Article 5.1, the Managers shall make such adjustments to the Percentage Interests of the Members as it deems appropriate.

ARTICLE 5.2. <u>Limited Liability</u>. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and none of the Members, the Managers or any officer, employee or agent of the Company shall be obligated personally for any such debt, obligation or liability of the Company.


ARTICLE VI
CAPITAL ACCOUNTS AND ALLOCATIONS


ARTICLE 6.1. <u>Capital Accounts</u>. A capital account shall be maintained on the Company's books for each Member in accordance with Section 704(b) of the Code and the Treasury Regulations promulgated thereunder ("<u>Capital Account</u>"). In the event any Interest in the Company is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest.

ARTICLE 6.2. <u>Allocation of Net Income or Net Loss</u>. The Net Income and Net Loss of the Company shall be allocated to the Members so as to, as nearly as possible, increase or decrease, as the case may be, each Member's Capital Account to the extent necessary such that each Member's Capital Account is equal to the amount that such Member would receive if the Company were dissolved, its assets sold for their book value, its liabilities satisfied in accordance with their terms and all remaining amounts were distributed to the Members in accordance with Article 8.2(a)

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of this Agreement immediately after making such allocation. The intent of the foregoing allocation is to comply with Treasury Regulations Section 1.704-1(b) and ensure that the Members receive allocations of Net Income and Net Loss pursuant to this Article 6.2 in accordance with the Members' relative interests in the Company, with the interest of each Member in the Company determined by reference to such Member's relative rights to receive distributions from the Company pursuant to Article 8.2(a).

(a)   Fiscal Year. The Company's Fiscal Year for taxable year shall end on December 31 of each year or, if earlier, the date the Company is terminated during a year. The Managers may at any time elect a different Fiscal Year (as required or permitted by the Code and the applicable Treasury Regulations).

(b)   Net Income and Net Loss. The net book income or loss of the Company for any relevant period, as computed in accordance with U.S. federal income tax principles and as adjusted pursuant to the following provisions, under the method of accounting elected by the Company for U.S. federal income tax purposes. The net book income or loss of the Company shall be computed, *inter alia*, by:

(1)   including as income or deductions, as appropriate, any tax-exempt income and any expenses that are neither properly included in the computation of taxable income nor capitalized for U.S. federal income tax purposes;

(2)   including as a deduction when paid or incurred (depending on the Company's method of accounting) any amounts utilized to organize the Company or to promote the sale of (or to sell) an Interest in the Company, except that amounts for which an election is properly made by the Company under Section 709(b) of the Code shall be accounted for as provided therein;

(3)   including as a deduction any losses incurred by the Company in connection with the sale or exchange of property notwithstanding that such losses may be disallowed to the Company for U.S. federal income tax purposes;

(4)   calculating the gain or loss on disposition of Company assets and the depreciation, amortization or other cost recovery deductions, if any, with respect to the Company's assets by reference to their book value rather than their adjusted tax basis; and

(5)   if the book value of Company assets is adjusted to equal fair market value as provided in Article 15.3, then the Net Income and Net Loss shall include the amount of any increase or decrease in such book values attributable to such adjustment.

ARTICLE VII
EXPENSES

ARTICLE 7.1. Expenses. The Company shall pay all costs and expenses incurred in connection with its activities. The Managers, Members and employees of the Company shall be entitled to reimbursement by the Company for reasonable expenses incurred by such Manager,

Member, or employee relating to the Company's business, as determined by the Managers in the Managers' discretion.

ARTICLE 7.2. <u>Member Reimbursements and Guaranteed Payments</u>. To the extent approved by the Managers, a Member may be reimbursed for out-of-pocket expenses incurred by the Member in connection with the business of the Company, and a Member may be entitled to receive a "guaranteed payment" within the meaning of Section 707(c) of the Code for the performance of services to the Company by the Member for being a Manager, officer or otherwise. The reimbursement of out-of-pocket expenses and payments of any guaranteed payments in accordance with this Article 7.2 shall not be treated as a distribution to the Member under Article 8.2, and the related taxable income shall not be considered an allocation of Company income for which a tax distribution is to be made pursuant to Article 8.2(b). The recipient of a guaranteed payment shall be responsible for the payment of all taxes and estimated taxes associated with such payment. Each Member shall indemnify and hold the Company and all other Members harmless for any taxes, interest and penalties associated with the payment and receipt of any guaranteed payment.

ARTICLE VIII
DISTRIBUTIONS

ARTICLE 8.1. <u>Interest</u>. No interest shall be paid to any Member on account of such Member's interest in the capital of, or on account of such Member's investment in, the Company.

ARTICLE 8.2. <u>Distributions</u>.

(a) Subject to applicable law, the Managers may elect from time to time to make distributions to the Members. Any such distributions shall be made to the Members pro rata in proportion to the Members' Percentage Interests at the time of distribution.

(b) Notwithstanding Article 8.2(a), the Managers shall, for each Fiscal Year, cause the Company to make a tax distribution to the Members (taking into consideration the due dates for estimated tax payments) pro rata in proportion to the Members' Percentage Interests (reduced by any withholdings or payments made pursuant to Article 15.2 with respect to a Member), and shall be based upon the Member that, at the time of such tax distribution, would have the highest tax liability as a result of the allocable share of income, gain, loss, deductions and credits of the Company for such applicable Fiscal Year (or other applicable period), as determined by the Managers (and for administrative convenience the Managers may use the highest effective marginal combined federal, state and local tax rate prescribed for an individual resident in California); <u>provided</u>, <u>however</u>, that no such distribution shall be made to the extent that the Managers determine, in the Managers' sole discretion, that funds are not reasonably available for such distribution by virtue of applicable law, contractual obligation or current or future needs of the Company. Such distribution to each Member shall be made no later than the first day of the third month following the end of the Fiscal Year of the Company with respect to which such distribution is made. Distributions made pursuant to this Article 8.2(b) shall be applied against (and reduce by a corresponding amount) amounts otherwise distributable to Members pursuant to Article 8.2(a).

(c)   The Managers may make distributions to the Members in cash or distribute Company assets in kind, and the distribution of any such assets in kind shall be made on the basis of the fair market value of such asset as of the date of distribution, as determined by the Managers in good faith. The Capital Accounts of the Members shall be adjusted accordingly to preserve the economic interests of the Members as the result of any distribution in kind.


ARTICLE IX
**ASSIGNMENT OR TRANSFER OF
INTERESTS**


No Member may sell, transfer, assign, pledge, mortgage or otherwise dispose of its Interest in the Company without the approval of the Managers. Such approval may be granted or withheld in the Managers' sole discretion. Notwithstanding the foregoing, in the event that any part of the Member's Interest in the Company is transferred incident to a divorce or by operation of law, the transferee of the Interest who is not approved by the Managers shall obtain rights in the Company with respect to distributions and Net Income and Net Losses attributable to the transferred Units, but otherwise shall have no rights as a Member under this Agreement or the Act, and shall have no rights to vote or otherwise participate in the management of the Company. The Units of the transferee shall be subject to the restrictions contained in this Agreement applicable to Units held by a Member. Any transfer of an Interest that is not made in accordance with the terms of this Agreement shall be null and void.


ARTICLE X
DISSOLUTION AND LIQUIDATION OF THE COMPANY


ARTICLE 10.1. <u>Dissolution</u>. Upon termination of the Company in accordance with ARTICLE II:

(a)   The affairs of the Company shall be wound up and the Company shall be dissolved. The Managers shall serve as the liquidator.

(b)   Distributions in dissolution may be made in cash or in kind or partly in cash and partly in kind.

(c)   The net assets of the Company, after payment of the liabilities of the Company, shall be distributed to the Members in accordance with Article 8.2(a). Notwithstanding anything to the contrary contained in this Agreement, and notwithstanding any custom or rule of law to the contrary, to the extent that any Member's Capital Account has a deficit balance upon dissolution of the Company, such deficit shall not be an asset of the Company and such Member shall not be obligated to contribute such amount to the Company to bring the balance of such Member's Capital Account to zero.


ARTICLE XI
FINANCIAL ACCOUNTING AND REPORTS


ARTICLE 11.1. <u>Financial and Tax Accounting and Reports</u>. The Managers shall cause the Company's tax return and IRS Form 1065, Schedule K-1, to be prepared and delivered in a timely manner to the Members (but in no event later than sixty (60) days after the close of each

of the Company's Fiscal Years). The financial statements of the Company, if any are prepared, shall be prepared in accordance with the provisions of this Agreement and in a manner determined by the Managers.

ARTICLE 11.2. Supervision; Inspection of Books. Proper and complete books of account of the affairs of the Company shall be kept under the supervision of the Managers at the principal office of the Company. Such books shall be open to inspection by a Member, upon reasonable notice, during normal business hours.

ARTICLE XII
INTELLECTUAL PROPERTY

ARTICLE 12.1. Certain Definitions. As used in this ARTICLE XII, the following capitalized terms will have the meanings set forth below:

(a) "Business" means the Company's actual and proposed business as of the date of this Agreement.

(b) "Technology" means all inventions, technology, ideas, concepts, processes, business plans, documentation, financial projections, models and any other items, authored, conceived, invented, developed or designed by a Member relating to the technology or Business of the Company that is not otherwise owned by the Company.

(c) "Derivative" means: (i) any derivative work of the Technology (as defined in Section 101 of the U.S. Copyright Act); (ii) all improvements, modifications, alterations, adaptations, enhancements and new versions of the Technology (the "Technology Derivatives"); and (iii) all technology, inventions, products or other items that, directly or indirectly, incorporate, or are derived from, any part of the Technology or any Technology Derivative.

(d) "Intellectual Property Rights" means, collectively, all worldwide patents, patent applications, patent rights, copyrights, copyright registrations, moral rights, trade names, trademarks, service marks, domain names and registrations and/or applications for all of the foregoing, trade secrets, know-how, mask work rights, rights in trade dress and packaging, goodwill and all other intellectual property rights and proprietary rights relating in any way to the Technology, any Derivative or any Embodiment, whether arising under the laws of the United States of America or the laws of any other state, country or jurisdiction.

(e) "Embodiment" means all documentation, drafts, papers, designs, schematics, diagrams, models, prototypes, source and object code (in any form or format and for all hardware platforms), computer-stored data, diskettes, manuscripts and other items describing all or any part of the Technology, any Derivative, any Intellectual Property Rights or any information related thereto or in which all of any part of the Technology, any Derivative, any Intellectual Property Right or such information is set forth, embodied, recorded or stored.

(f) "Business Assets" means all business and marketing plans, worldwide marketing rights, software, customer and supplier lists, price lists, mailing lists, customer and supplier records and other confidential or proprietary information relating to the Technology, as well as all computers, office equipment and other tangible personal property owned (i.e., not leased) by a Member immediately prior to the execution and delivery of this Agreement and used in or related to the Business.

(g)   "Assigned Assets" refers to, with respect to a Member, the Technology, all Derivatives, all Intellectual Property Rights, all Embodiments and Business Assets, collectively, in each case with respect to such Member.

ARTICLE 12.2. Assignment.

(a)   As part of such Member's Capital Contribution, each Member hereby transfers, assigns and conveys, to the Company, and its successors and assigns, such Member's entire right, title and interest in and to the Assigned Assets and all rights of action, power and benefit belonging to or accruing from the Assigned Assets including the right to undertake proceedings to recover past and future damages and claim all other relief in respect of any acts of infringement thereof whether such acts shall have been committed before or after the date of this assignment, the same to be held and enjoyed by said Company, for its own use and benefit and the use and benefit of its successors, legal representatives and assigns, as fully and entirely as the same would have been held and enjoyed by such Member, had this assignment not been made.

(b)   Each Member hereby appoints the Company the attorney-in-fact of such Member, with full power of substitution on behalf of such Member to demand and receive any of the Assigned Assets and to give receipts and releases for the same, to institute and prosecute in the name of the Member, but for the benefit of the Company, any legal or equitable proceedings the Company deems proper in order to enforce any rights in the Assigned Assets and to defend or compromise any legal or equitable proceedings relating to the Assigned Assets as the Company shall deem advisable. Each Member hereby declares that the appointment made and powers granted hereby are coupled with an interest and shall be irrevocable by such Member.

(c)   Each Member hereby agrees that such Member and such Member's successors and assigns will do, execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered such further acts, documents, or instruments confirming the conveyance of any of the Assigned Assets to the Company as the Company shall reasonably deem necessary, provided that the Company shall provide all necessary documentation to such Member.

ARTICLE XIII
CONVERSION TO A DELAWARE CORPORATION

Each Member hereby agrees that, upon the unanimous consent of the Managers to convert the Company into a Delaware corporation, each Manager is authorized to take all such actions and execute all such documents and agreements as are necessary or advisable to effect such conversion into a Delaware corporation, including, but not limited to, the execution of (a) a plan of conversion, (b) a certificate of conversion and (c) a certificate of incorporation for the resulting Delaware corporation.

ARTICLE XIV
OTHER PROVISIONS

ARTICLE 14.1. <u>Execution and Filing of Documents</u>. The Managers (or the Managers' designee) shall execute and file any necessary documents conforming to the requirements of the Act in the office of the Secretary of State for the State of Delaware.

ARTICLE 14.2. <u>Other Instruments and Acts</u>. The Members agree to execute any other instruments or perform any other acts that are or may be necessary to effectuate and carry on the business of the Company or to perfect the Members' admission as a Member.

ARTICLE 14.3. <u>Binding Agreement</u>. This Agreement shall be binding upon the transferees, successors, assigns and legal representatives of the Members.

ARTICLE 14.4. <u>Governing Law</u>. This Agreement shall be governed by and construed under the laws of the State of Delaware as applied to agreements among Delaware residents made and to be performed entirely within Delaware.

ARTICLE 14.5. <u>Notices</u>. Any notice or other communication that a Member desires to give to another party shall be in writing and shall be deemed effectively given upon personal delivery or upon deposit in any United States mail box, by registered or certified mail, postage prepaid, or upon transmission by telegram, telecopy or electronic mail, addressed to the other party at the address shown in the records of the Company.

ARTICLE 14.6. <u>Amendment Procedure</u>. Except as otherwise provided herein, this Agreement may be amended by the written consent of the Managers and the affirmative vote or written consent of a Majority Interest.

ARTICLE 14.7. <u>Entire Agreement</u>. This Agreement constitutes the entire agreement of the Members and supersedes all prior agreements between the Members with respect to the Company.

ARTICLE 14.8. <u>Titles; Subtitles</u>. The titles and subtitles used in this Agreement are used for convenience only and shall not be considered in the interpretation of this Agreement.

ARTICLE 14.9. <u>Company Name</u>. The Company shall have the exclusive ownership and right to use the Company name (and any name under which the Company shall elect to conduct its affairs) as long as the Company continues.

ARTICLE 14.10. <u>Exculpation</u>. The Managers shall not be liable to a Member or the Company for honest mistakes of judgment, for action or inaction taken reasonably and in good faith for a purpose that was reasonably believed to be in the best interests of the Company, for losses due to such mistakes, action or inaction, or to the negligence, dishonesty or bad faith of any employee, broker or other agent of the Company. The Managers may consult with counsel and accountants in respect of Company affairs and be fully protected and justified in any action or inaction that is taken in accordance with the advice or opinion of such counsel or accountants.

ARTICLE 14.11. <u>Indemnification</u>. The Company agrees to indemnify, out of the assets of the Company only, the Managers, the Members and the Managers' and Members' agents (collectively, the "Indemnitees"), to the fullest extent permitted by law and to save and hold such Manager, Member, or agent harmless from and in respect of all (a) reasonable fees, costs, and expenses paid in connection with or resulting from any claim, action or demand against the Company or the Indemnitees that arise out of or in any way relate to the Company, its properties, business or affairs and (b) such claims, actions and demands and any losses or damages resulting from such claims, actions and demands, including amounts paid in settlement or compromise (if recommended by attorneys for the Company) of any such claim, action or demand; provided, however, that this indemnity shall not extend to conduct not undertaken in good faith nor to any fraud, willful misconduct or gross negligence. Any person receiving an advance with respect to expenses shall be required to agree to return such advance to the Company in the event it is subsequently determined that such person was not entitled to indemnification hereunder. Any Indemnitee shall promptly seek recovery under any other indemnity or any insurance policies by which such Indemnitee may be indemnified or covered. No payment or advance may be made to any person under this Article 14.11 to any person who may have a right to any other indemnity (by insurance or otherwise) unless such person shall have agreed, to the extent of any other recovery, to return such payments or advances to the Company.

ARTICLE 14.12. <u>Partnership Representative</u>. Until the Managers designate otherwise, Alexander MacCaw shall be the "partnership representative" of the Company under Section 6223 of the Code, and shall be indemnified and reimbursed for all expenses, including legal and accounting fees, claims, liabilities, losses and damages incurred in connection with its serving in that capacity. The partnership representative shall represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting judicial and administrative proceedings, and shall expend the Company funds for professional services and costs associated therewith.

ARTICLE 14.13. <u>Ratification of Prior Actions</u>. All actions taken on behalf of the Company prior to the effective date of this Agreement and/or the filing of the Certificate of Formation of the Company by the Managers or by any individual Manager, or by any other authorized person, and any agreement entered into on behalf of the Company by such parties, are hereby approved, ratified, confirmed and adopted as actions and/or agreements of the Company.

ARTICLE XV
MISCELLANEOUS TAX COMPLIANCE PROVISIONS

ARTICLE 15.1. <u>Income Tax Allocations</u>.

(a)   Except as otherwise provided in this article or as otherwise required by the Code and the Treasury Regulations, Company income, gain, loss, deduction, or credit for income tax purposes shall be allocated in the same manner as the corresponding book items are allocated pursuant to this Agreement.

(b)   In accordance with Section 704(c) of the Code and the Treasury Regulations, income, gain, loss and deduction with respect to any asset contributed to the capital of the Company shall, solely for tax purposes, be allocated between the Members so as to take account of any variation between the adjusted basis of such property for federal income tax purposes and its initial book value. The Company shall use the traditional method, as described in Treasury Regulations Section 1.704-3(b).

(c)   In the event the book value of any Company asset is adjusted, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its book value in accordance with the Treasury Regulations

ARTICLE 15.2. <u>Withholding</u>. The Company shall at all times be entitled to make payments with respect to any Member in amounts required to discharge any obligation of the Company to withhold or make payments to any governmental authority with respect to any federal, state, local or other jurisdictional tax liability of such Member. If and to the extent the Company is required to withhold or pay any such withholding or other taxes (or if and to the extent that the Company receives a distribution or payment from or in respect of which tax was withheld as a result of (or attributable to) such Member's status as a Member hereunder), such Member shall be deemed for all purposes of this Agreement to have received a payment from the Company as of the time such withholding or other tax is required to be paid, which payment shall be deemed to be a distribution to such Member to the extent that such Member otherwise would have received a distribution but for such withholding. To the extent that such payment exceeds the cash distribution that such Member would have received but for such withholding, the Managers shall notify such Member as to the amount of such excess and such Member shall make a prompt payment to the Company of such amount. For purposes of this Agreement, any such withholdings or payments shall be treated as a tax distribution to the Member on behalf of whom the withholding or payment was made.

ARTICLE 15.3. <u>Book-Up of Company Assets</u>. The book value of all Company assets may be adjusted to equal their respective gross fair market values, as determined in good faith by the Managers, as of the following times: (i) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis capital contribution; (ii) the distribution by the Company to a Member of more than a de minimis amount of money or Company property as consideration for an interest in the Company; and (iii) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g).   The book-up shall be made in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(f).

IN WITNESS WHEREOF, the Members have executed this Operating Agreement on the date set forth below.

This Operating Agreement shall be effective immediately following the filing of the Certificate of Formation of the Company; provided, however, that if such event has already occurred before the time of execution of this consent by the undersigned, then this Operating Agreement shall be effective immediately.

MEMBER:

Alexander MacCaw
(PRINT NAME)

By: _____
(Signature)

Executed: 3/17/2021

EXHIBIT A

CAPITAL CONTRIBUTIONS, NUMBER OF UNITS AND PERCENTAGE INTERESTS OF MEMBERS

(LAST UPDATED MARCH 18, 2021)

Member's Name	Member's Address	Member's Capital Contribution* (if any)	Number of Units	Percentage Interest
Alexander MacCaw		$0.00	10,000,000	100%

* This includes such Member's Capital Contribution of the Assigned Assets as set forth in ARTICLE XII.

<u>EXHIBIT B</u>

NAME AND ADDRESS OF MANAGERS
LAST UPDATED MARCH 18, 2021

<u>Managers</u>	<u>Address</u>
Alexander MacCaw	████████████████████████